

Mail Stop 3561

November 1, 2007

Mr. Peter F. Collins
Chief Financial Officer
True Religion Apparel, Inc.
2263 E. Vernon Avenue
Vernon, CA 90058

> **Re:** **True Religion Apparel, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 27, 2007**
> **File No. 0-51483**

Dear Mr. Collins:

      We have reviewed the responses in your letter filed on August 17, 2007 and have the following additional comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2006

Consolidated Financial Statements

Consolidated Statements of Income and Comprehensive Income, page F-6

1.   We have reviewed your response to prior comment 4 in our letter dated July 9, 2007. Since you include out-bound shipping costs in the selling and shipping expense line item rather than in cost of sales, to the extent significant, please quantify and disclose those costs in future filings in accordance with EITF 00-10. Additionally, we note that you include occupancy costs in the retail expenses and in the general and administrative expense line items. To the extent these costs are material, please quantify and disclose these costs and discuss any changes in management's discussion and analysis in future filings.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief